

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2015

Natthapong Thipjaroey
President
Sharing Services, Inc.
289 Moo 4
Nampong, Nampong
Khon Kaen 40310
Thailand

> **Re: Sharing Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 29, 2015**
> **File No. 333-205310**

Dear Mr. Thipjaroey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as proceeds to the company are not assured.

Prospectus Summary

Our Company, page 6

2.   You disclose on page 9 that Mr. Thipjaroey has committed to advance the company up to $20,000 over the next twelve months to cover costs to maintain its reporting status. Please disclose whether this is a legally binding or a discretionary agreement. In this

regard, we note the statement on page 50 that Mr. Thipjaroey may be "unwilling or unable to loan the company funds." Please file a written summary of this oral contract pursuant to Item 601(b)(10) of Regulation S-K with your next amendment or advise why this is not required. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

The Offering, page 14

3.   In the box where you discuss the use of your proceeds, please clarify that the disclosure assumes all offered shares will be sold. Similarly clarify the disclosure in the first risk factor on page 21 and under the caption "Non-cumulative Voting" on page 33.

Risk Factors, page 16

4.   Please include a risk factor that highlights the risk from your shares being considered "penny stock" should they become quoted on the Over-the-Counter Bulletin Board and disclose how the additional regulations may affect the liquidity and price of your shares.

As A Section 15(D) Filer…, page 18

5.   Please disclose that as a company reporting under Exchange Act Section 15(d), you will not be subject to the third-party tender offer rules.

Interested of Named Experts and Counsel, page 35

6.   We note that the address of your legal counsel in the last paragraph of this section is inconsistent with the address in Exhibit 5.1. Please reconcile.

Description of Business

Market Opportunity and Value Proposition, page 37

7.   Regarding the industry data by the Airports Council International, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus.

8.   We note the link to at the bottom of page 39. Hyperlinked information is considered part of the prospectus and must be filed. Please file the information or revise to remove the hyperlink. Refer to footnote 41 of SEC Release No. 33-7856.

Notes to the Audited Financial Statements

Note 4 – Capital Stock, page F-9

9.   You indicate that your capitalization is 200,000,000 common shares. This appears to be the number of authorized shares. Please clarify that your capitalization consists of only a total of 10,000,000 issued shares of common stock. Also make similar revisions to the statement regarding your capitalization on page 15.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Steps to our Plan of Operations, page 47

10.   Please enhance the disclosure in the table at the bottom of page 47 by providing the anticipated time frame for completing the milestones in each row of your table.

Conflicts of Interest, page 52

11.   Please disclose in this section the approximate number of hours per week Mr. Thipjaroey will devote to your business.

Part II – Information Not Required in this Prospectus

Other Expenses of Issuance and Distribution, page 56

12.   Please revise the total amount in the last row of your table so that it equals the sum of the estimated expenses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 406 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney